July 1, 2009

Dan Sten Olsson
Chief Executive Officer
Stena AB
Masthuggskajen, SE-405 19 Gothenborg
Sweden

>   **Re: Stena AB**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed April 30, 2009**
>   **File No. 33-99284**
>   **Response Letter Dated June 17, 2009**

Dear Mr. Olsson:

   We refer you to our comment letter dated May 14, 2009 regarding business contacts with Iran and Sudan. We have completed our review of this subject matter and have no further comments at this time.

                                   Sincerely,

                                   Cecilia Blye, Chief
                                   Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance